UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 9, 2020 (December 4, 2020)

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW Interests, Series Drop 002 Interests, Series Drop 003 Interests, Series Drop 004 Interests, Series Drop 005 Interests, Series Drop 008 Interests, Series Drop 009, Series Drop 010 Interests, Series Gallery Drop 011 Interests, Series Gallery Drop 012 Interests Series Gallery Drop 014 Interests, Series Gallery Drop 015 Interests, Series Gallery Drop 016 Interests, Series Gallery Drop 017 Interests, Series Gallery Drop 018 Interests, Series Gallery Drop 019 Interests, Series Gallery Drop 020 Interests, Series Gallery Drop 021 Interests, Series Gallery Drop 022 Interests, Series Gallery Drop 024 Interests, Series Gallery Drop 025 Interests, Series Gallery Drop 026 Interests, Series Gallery Drop 027 Interests, Series Gallery Drop 028 Interests, Series Gallery Drop 029 Interests, Series Gallery Drop 030 Interests, Series Gallery Drop 034 Interests, Series Gallery Drop 037 Interests, Series Gallery Drop 038 Interests, Series Gallery Drop 042 Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Gallery Drop 025 Underlying Asset Sale
The interests in the several series of Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), offered under our Preliminary Offering Circular, dated October 7, 2020 and qualified on November 10, 2020 (which we refer to as our offering circular) may be referred to in this report as “Interests” and each, individually, as an “Interest.”
On December 4, 2020, Series Gallery Drop 025 sold the Series Gallery Drop 025 Asset, one painting by Derek Fordjour, No. 90, for $70,000 versus the Series Gallery Drop 025 offering amount of $70,000. The sale contains no other terms or conditions. However, in connection with the sale, Otis Wealth, Inc. (“our manager”) assumed all Series Gallery Drop 025 acquisition expenses and offering expenses and waived any and all rights to receive any sourcing fee, accrued but unpaid interest on the promissory note issued in connection with the acquisition of the Series Gallery Drop 025 Asset and the 10% distribution pursuant to Section 7.02 of our limited liability company agreement, dated February 1, 2019, as amended. This will result in a net gain to holders of Series Gallery Drop 025 Interests.
Our manager, the manager of Series Gallery Drop 025, has been appointed as liquidator and will distribute to holders of Series Gallery Drop 025 Interests all of the remaining assets (which consist only of cash) of Series Gallery Drop 025, after making provision for taxes and any other liabilities of Series Gallery Drop 025. After making such distribution, our manager intends to wind up Series Gallery Drop 025 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of Series Gallery Drop 025 Interests.
Series Gallery Drop 033 Condition Update
Our manager noticed a previously undiscovered minor condition issue with one pair of sneakers constituting the Series Gallery Drop 033 Asset: the right shoe in the size 9.5 “Chicago” colorway pair have a scuff on the white toe box area of the shoe. Our manager believes that the scuff occurred during shipping but does not believe that the scuff has negatively impacted the overall value of the Series Gallery Drop 033 Asset. The Series Gallery Drop 033 specifications table has been updated accordingly below. No Series Gallery Drop 033 Interests have been offered or issued as of the date of this report.
Brand	Nike
Asset	Air Jordan I
Colorway	“Chicago”	“Chicago”	“Bred”
Size	11	9.5	11
Condition	Deadstock, no box	Deadstock, with box; scuff on white toe box area of right shoe	Deadstock, no box
Release Date	September 16, 1985
Designers	Peter Moore
Purchased From	Private Collector	Index PDX	Private Collector
Purchased For	$6,975	$8,000	$6,500
Year Purchased	2020

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2020	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer